Ohsea Holdings Limited

Marine Court, The Parade,

Cowes, Isle of Wight P031 7QJ, England

Exhibit 1

TRANSACTION STATEMENT

FOR U.S. HOLDERS OF ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES

OF PROFESSIONAL STAFF PLC

GENERAL INFORMATION

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS DISCUSSED IN THIS DOCUMENT; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SUMMARY TERM SHEET

This Transaction Statement describes proposed transactions that are known under the law of England and Wales as a “scheme of arrangement”. The scheme is conducted under the supervision of a United Kingdom (“U.K.”) court and, as part of the scheme, holders of Professional Staff’s ordinary shares will be asked to vote directly (and holders of Professional Staff’s American Depositary Shares—also referred to as ADSs—will be asked to vote indirectly as described below under “Terms of the Transaction”) to approve the transactions required to carry out the scheme of arrangement. The following are the most material terms of the scheme of arrangement (see “Terms of the Transaction” below and the remainder of this document for greater detail).

The purposes of the scheme of arrangement are:

•	to cancel the ordinary shares of most Professional Staff shareholders (held either directly or indirectly by means of ADSs) in exchange for a cash payment of $2.10 per ordinary share or ADS, subject in the case of ADSs to a cancellation fee of $0.03 per ADS imposed by The Bank of New York acting as depositary in connection with the ADS program (the “Depositary”) (see “Terms of the Transaction—Consideration Offered to Holders of Ordinary Shares and ADSs”); and

•	for Ohsea Holdings Limited to become the sole shareholder of Professional Staff (see “Special Factors Relating to the Going Private Transaction—Purposes of the Transaction”).

As a result of the cancellation fee of $0.03 per ADS imposed by the Depositary, ADS holders will receive $2.07 per ADS in the scheme of arrangement. The scheme of arrangement also provides for holders of options to acquire ordinary shares to receive the $2.10 payment if they exercise their options. The closing price for ADSs on the Nasdaq National Market on April 14, 2003 (the last practicable date prior to the announcement of this transaction) was $1.60 and on April 24, 2003 (the last practicable date prior to the filing of the Schedule 13E-3 to which this Transaction Statement is an Exhibit) was $2.00. If you elect to become a registered holder of Ordinary Shares prior to the effective date of the scheme of arrangement by exchanging your ADSs for Ordinary Shares through the Depositary, at the time you surrender your ADSs the Depositary will similarly charge you a $0.03 per ADS cancellation fee in connection with the cancellation of your ADSs.

To take effect, the transactions comprising the scheme of arrangement must be approved by the shareholders of Professional Staff in a series of votes and sanctioned by the High Court of Justice of England and Wales. The documentation required under U.K. law to be distributed to Professional Staff’s shareholders in connection with the scheme of arrangement will provide holders of Professional Staff’s ordinary shares with the means to vote by proxy and holders of Professional Staff’s ADSs with the means to instruct the Depositary, which is the record holder of the ordinary shares underlying their ADSs, as to how to vote those ordinary shares. See “Terms of the Transaction—Vote Required for Approval of the Transaction.”

The shareholders whose shares are not subject to cancellation are or will be the beneficial owners of Ohsea Holdings Limited. They include two significant Professional Staff shareholders, certain members of Professional Staff’s current management and affiliates of both of those groups. See “Terms of the Transaction—Material Differences in the Rights of Security Holders as a Result of the Transaction.”

If the shareholders approve the scheme of arrangement and the High Court of Justice of England and Wales sanctions it:

•	Professional Staff’s ADSs will cease to be quoted on the Nasdaq National Market;

•	Professional Staff’s ADS program will terminate; and

•	Professional Staff will seek to end its reporting and registration obligations under the Federal securities laws of the United States (see “Special Factors Relating to the Going Private Transaction—Effects of the Transaction”).

If you have any questions about the scheme of arrangement or how to vote (or direct the voting) of your Professional Staff Ordinary Shares or ADSs, please contact Professional Staff’s shareholder helpline at +44-(0) 1753-589667 (if you are calling from the United States, dial 011-44-1753-589667). If you have questions about becoming a registered holder of Ordinary Shares prior to the effective date of the scheme of arrangement, please contact the Depositary by dialing 1-212-815-2721 or 1-212-815-2783 for further information on surrendering your ADSs.

SPECIAL FACTORS RELATING TO THE GOING PRIVATE TRANSACTION

Purposes of the Transaction

The proposed transactions that are the subject of this Transaction Statement are known under the laws of England and Wales (“U.K. Law”) as a scheme of arrangement (the “Scheme”). The Scheme is an arrangement made between Professional Staff plc and holders of its Ordinary Shares (as defined below) under section 425 of the U.K. Companies Act 1985, as amended (the “Act”). The Scheme is subject to various conditions and further terms described in this Transaction Statement and elaborated upon in the separate document which will be prepared and sent to shareholders with this Transaction Statement pursuant to U.K. Law (the “Scheme Document”), including, among other things, the approval of the terms of the Scheme by the requisite votes of holders of Ordinary Shares at the Court Meeting and the Extraordinary General Meeting described below and the sanction of the Scheme by the High Court of Justice of England and Wales (the “Court”). No assurances can be given as to the satisfaction or timing of satisfaction of any of the conditions of the Scheme.

The purpose of the transaction is for Ohsea Holdings Limited (“Ohsea”) to acquire 100% ownership of the outstanding Ordinary Shares, nominal value 2 pence per share, in Professional Staff, which in the United States are represented by American Depositary Shares (“ADSs”). Collectively, the Ordinary Shares directly held by shareholders and the Ordinary Shares underlying the ADSs, which are held by the Depositary for the ADSs, are herein referred to as “Ordinary Shares.” Upon the Scheme and share exchange pursuant to the Share Exchange Agreement (as defined below) becoming effective, Ohsea will wholly own Professional Staff. The acquisition of the Ordinary Shares has been structured as a Scheme because it will enable Ohsea to acquire the entire issued and outstanding share capital of Professional Staff upon the majority in number/three-fourths in value vote described below in “Terms of the Going Private Transaction—Vote Required for Approval of the Transaction,” which provides greater likelihood of approval than a tender offer, which requires an acquisition of 90% of the shares to which the offer relates in order to enable the offeror to acquire any outstanding shares which are not tendered.

The determination to proceed with the Scheme at this time would also, in the view of Ohsea and Professional Staff, afford holders of Professional Staff’s equity securities an opportunity to dispose of their ADSs at a premium over the current closing price of $1.60 as at April 14, 2003 (the last practicable date prior to the announcement of the Scheme). In addition, Ohsea noted that causing Professional Staff to be privately-held would ultimately eliminate the periodic reports required to be filed with the Securities and Exchange Commission (“SEC”), would eliminate management’s commitment of resources with respect to the procedural and compliance requirements of a quoted company and would reduce costs associated with Professional Staff’s obligations and reporting requirements under the U.S. securities laws.

Ohsea has concluded that the Scheme, including the amount payable in cash to Professional Staff’s shareholders (other than to CS Services Limited, which is beneficially owned by Michael A. Ashcroft (the holder of a life peerage in the U.K. pursuant to which he has been granted the title Lord Ashcroft, KCMG), Ohsea, Andrew R. Dixey and, with respect to some Ordinary Shares held by him, his family and trusts for his and their benefit, Benjamin P. Blackden) is fair to and in the best interests of Professional Staff’s independent shareholders based upon the factors described below in “Recommendation of the Board of Directors—Fairness of the Transaction.”

Based on the conclusion of its Special Committee (as defined below), the Board of Professional Staff concluded that the Scheme, including the amount payable in cash to Professional Staff’s shareholders (other than CS Services Limited, Ohsea, Andrew R. Dixey and, with respect to some Ordinary Shares held by him, his family and trusts for his and their benefit, Benjamin P. Blackden) is fair and in the best interests of Professional Staff’s shareholders.

The Special Committee of Professional Staff’s Board considered the opinions of C.E. Unterberg, Towbin (“CEUT”) and Nabarro Wells & Co. Limited and the factors described in “Recommendation of the Board of Directors—Fairness of the Transaction.” After consideration of such factors, the Special Committee concluded that the Scheme, including the amount payable in cash to Professional Staff’s shareholders (other than CS Services Limited, Ohsea, Andrew R. Dixey and, with respect to some Ordinary Shares held by him, his family and trusts for his and their benefit, Benjamin P. Blackden) is fair and in the best interests of such shareholders.

Following effectiveness of the Scheme, Ohsea intends for Professional Staff to continue to provide professional staffing services to the communications technology, science and interim management sectors and permanent recruitment services to the technology and science sectors. Ohsea currently anticipates making no major changes in operations, management or personnel as a direct result of the completion of the Scheme.

Ohsea, through Professional Staff, expects that the demand for staffing services will continue and that its clients will increasingly adopt the concepts of outsourcing and managed services and therefore intends to continue to develop its capabilities in response to these needs.

Ohsea, through Professional Staff, expects to concentrate its services to clients in the United Kingdom, continental Europe and North America but may extend its geographical reach as appropriate opportunities arise. It will also be alert to the possibility of widening its scope into other technical and professional staffing sectors as market opportunities arise.

The prospects of Professional Staff for the forthcoming fiscal year remain uncertain due to the lack of growth in the worldwide telecommunications industry and the continuing downturn in the staffing industry generally.

Alternatives to the Transaction

See “Negotiations Preceding this Going Private Transaction” for a discussion of the alternative transactions that Professional Staff has previously considered and/or attempted. These alternatives were previously rejected or terminated for the respective reasons referred to in that discussion. Professional Staff formed a special committee (the “Special Committee”) of its board of directors (the “Board”) to act on behalf of Professional Staff in considering the terms of the Scheme, comprising Jerry C. Benjamin and John C. Maynard. In considering the proposed Scheme, the Special Committee also considered undertaking one (or a combination) of the alternatives previously rejected or terminated by Professional Staff (see “Negotiations Preceding This Going Private Transaction” for a summary of these alternative transaction structures) and determined that the relative costs and benefits to Professional Staff and its shareholders (taken as a whole) balanced in favor of proceeding by means of the Scheme.

Reasons for the Going Private Transaction

The purpose of the Scheme is to provide for Ohsea to become the owner of all of the Ordinary Shares of Professional Staff. This is to be achieved by the cancellation of the majority of the Ordinary Shares and the application of part of the share premium account (i.e., additional paid-in capital) of Professional Staff to purchase the number of Ordinary Shares that is equal to the number of Ordinary Shares cancelled and issuing the same to Ohsea. CS Services Limited (“CS Services”) and Andrew R. Dixey will exchange all of their Ordinary Shares, and Benjamin P. Blackden (acting jointly with family members and through trusts with respect to some of his Ordinary Shares) will exchange 700,000 of his Ordinary Shares, for Ohsea ordinary shares pursuant to the terms of a share exchange agreement (the “Share Exchange Agreement”) in the event that the Scheme becomes effective and therefore will not receive the consideration payable in the Scheme on those shares, and such persons will continue to hold an interest in Professional Staff through their ownership interest in Ohsea following effectiveness of the Scheme. A copy of the Share Exchange Agreement is being filed by Ohsea and Professional Staff with the SEC as an exhibit to the filing on Schedule 13E-3 with which this Transaction Statement is also being filed as an exhibit. Any summary in this Transaction Statement of the provisions of the Share Exchange Agreement and any other documents and instruments that are exhibits to the filing on Schedule 13E-3 (as amended) are qualified in their entirety by reference to the text of those documents and instruments.

Promptly upon the Scheme becoming effective pursuant to both shareholder and Court approval, the Ordinary Shares will be cancelled, and holders of Ordinary Shares will receive $2.10 in cash for each such

Ordinary Share cancelled, in the case of ADSs before the deduction of a cancellation fee of $0.03 per ADS (the “ADS Fee”) imposed by the Depositary upon cancellation of ADSs. As a result of the ADS Fee, ADS holders will receive $2.07 in cash for each ADS cancelled upon their surrender of such ADSs to the Depositary after the Scheme becomes effective.

Effects of the Transaction

The Scheme would result in, among other things:

•	Ohsea—which will be controlled by CS Services, Benjamin P. Blackden (some of whose Ordinary Shares are beneficially owned and/or held jointly with family members or through trusts) and Andrew R. Dixey (collectively, and together with Ohsea with respect to one Ordinary Share of Professional Staff the “Non-Independent Professional Staff Shareholders”)—becoming the sole shareholder of Professional Staff;

•	Jerry C. Benjamin, John C. Maynard and Thomas I. Unterberg resigning as directors of Professional Staff;

•	The ADSs no longer being quoted on Nasdaq;

•	The ADSs becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; and

•	As a result of the termination of such registration, the ADSs no longer being “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, so that brokers could no longer extend credit with the ADSs as collateral.

Recommendation of the Board of Directors; Fairness of the Transaction

Determination of Fairness; Factors Considered in Determining Fairness

The Special Committee, comprised of Jerry C. Benjamin and John C. Maynard, reasonably believes that the Scheme is fair to security holders other than the Non-Independent Professional Staff Shareholders. The Special Committee bases this belief on the following factors:

(i)	the transaction structures previously contemplated by Professional Staff as discussed in “Negotiations Preceding This Going Private Transaction” below;

(ii)	the fact that the Scheme was the result of arm’s-length, good faith negotiations between the Special Committee and Ohsea and its affiliates and their respective advisors;

(iii)	the fact that the Special Committee received an opinion from CEUT, dated April 14, 2003, to the effect that as of the date of its opinion and based upon and subject to the various factors and assumptions described in the opinion, the $2.07 per ADS in cash to be received in the Scheme by the holders of ADSs was fair, from a financial point of view, to such holders (other than the Ohsea Parties (as defined below));

(iv)	the historical and publicly available projected financial performance of Professional Staff and its financial results;

(v)	the fact that the consideration to be paid per Ordinary Share, $2.10 per Ordinary Share, represents a premium of 31.25% over the reported closing sale price of the ADSs on April 14, 2003, the last full trading day prior to the announcement of the Scheme and a premium of 25.37% over the average of the closing bid and ask for one ADS of $1.675 on Nasdaq on April 14, 2003; and

(vi)	the fact that the Scheme will provide consideration to the holders of Ordinary Shares and the holders of ADSs (other than the Non-Independent Professional Staff Shareholders and certain holders of Ordinary Shares controlled by Benjamin P. Blackden, his family members and his related trusts) entirely in cash which, subject to any applicable ADS Fee (in the case of holders of ADSs) and any taxes payable, may be reinvested and generate dividend and/or interest income.

In addition to the factors considered by the Special Committee, each of Lord Ashcroft, Benjamin P. Blackden, Andrew R. Dixey, Ohsea, CS Services and the Board of Professional Staff noted the conclusions and recommendations of the Special Committee that the cash price of $2.10 per Ordinary Share and $2.07 per ADS is fair and reasonable and that the Scheme is in the best interests of the holders of Ordinary Shares (other than the Non-Independent Professional Staff Shareholders).

Lord Ashcroft, Benjamin P. Blackden, Andrew R. Dixey, CS Services, Ohsea, Professional Staff and the Special Committee did not find it practicable to assign, nor did any of them assign, relative weights to the individual factors considered in reaching their conclusion as to the fairness of the Scheme. The liquidation of Professional Staff’s assets was not considered to be a viable course of action based on Ohsea’s desire for Professional Staff to continue to conduct its business. Therefore, no appraisal of liquidation value was sought for the purposes of valuing the Ordinary Shares. Although WestLB Panmure Limited generally assisted Ohsea in this transaction and, in particular, advised Ohsea on bidding and negotiating strategies and analyzed Professional Staff’s publicly available projections and assumptions thereto, WestLB Panmure Limited did not deliver a fairness opinion as to the adequacy of the cash consideration or provide Ohsea with any reports, opinions or appraisals in that regard.

The foregoing discussion of the information and factors considered by Lord Ashcroft, Benjamin P. Blackden, Andrew R. Dixey, CS Services, Ohsea, Professional Staff and the Special Committee is not intended to be exhaustive but is believed to include all material factors considered by them.

Representative of Unaffiliated Security Holders

The Special Committee, comprised of Jerry C. Benjamin and John C. Maynard, has negotiated the terms of the Scheme on behalf of the security holders other than the Non-Independent Professional Staff Shareholders. The Special Committee also appointed CEUT as financial adviser to the Special Committee with a view to CEUT furnishing an opinion as to whether the consideration to be received by the holders of ADSs in the Scheme, is fair, from a financial point of view, to such holders (other than the Non-Independent Professional Staff Shareholders).

Approval of Directors

The Scheme has been approved (subject to the subsequent approval of shareholders and the U.K. Court) by the Special Committee, which is comprised of Jerry C. Benjamin and John C. Maynard, two directors who are not employees of Professional Staff.

Fairness Opinion

Pursuant to a letter agreement, dated as of February 26, 2003, CEUT, which has previously served as a financial advisor to Professional Staff, was engaged by the Special Committee as financial advisor to render a fairness opinion to the Special Committee as to the fairness, from a financial point of view, of the $2.07 per ADS, in cash, to be received in the Scheme by the holders of ADSs (other than the Ohsea Parties). The term “Ohsea Parties” means Ohsea, CS Services, the beneficial owners of Ohsea and CS Services, Benjamin P. Blackden, Andrew R. Dixey and the trusts and family members of Mr. Blackden and Mr. Dixey.

At the meeting of the Special Committee on April 14, 2003, CEUT rendered its opinion that, as of April 14, 2003, based upon and subject to the various factors and assumptions described in the CEUT opinion, the $2.07 per ADS, in cash, to be received in the Scheme by the holders of ADSs was fair, from a financial point of view, to the holders of the ADSs (other than the Ohsea Parties). Included as an exhibit to the Schedule 13E-3 (the “Schedule 13E-3”) of Ohsea, Professional Staff and certain other persons named thereon filed with the SEC in connection with the Scheme, is a copy of slides delivered to the Special Committee in connection with CEUT’s fairness opinion and the contents of such slides are described below as part of this description of CEUT’s fairness opinion. The projections used by CEUT in its analysis are contained in such slides.

CEUT, as part of its investment banking activities, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwriting, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

CEUT’S OPINION, WHICH DESCRIBES THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY CEUT, IS ATTACHED AS AN EXHIBIT TO THE SCHEDULE 13E-3, AND THE SHAREHOLDERS ARE URGED TO, AND SHOULD, READ THE CEUT OPINION CAREFULLY AND IN ITS ENTIRETY. THE CEUT OPINION IS DIRECTED TO THE SPECIAL COMMITTEE AND ADDRESSES ONLY THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE $2.07 PER ADS, IN CASH, TO BE RECEIVED IN THE SCHEME BY THE HOLDERS

OF THE ADSS (OTHER THAN THE OHSEA PARTIES). THE CEUT OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE SCHEME AND DOES NOT CONSTITUTE A RECOMMENDATION BY CEUT TO ANY SHAREHOLDER OF PROFESSIONAL STAFF AS TO HOW TO VOTE IN RESPECT OF THE SCHEME. THE SUMMARY OF CEUT’S OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

In connection with rendering its opinion, CEUT, among other things:

•	reviewed a proposed draft of the Scheme Document, and certain related documents;

•	reviewed certain publicly available financial statements and other information of Professional Staff;

•	analyzed certain internal financial statements and other financial and operating data and financial forecasts for Professional Staff, in each case prepared by Professional Staff’s management;

•	held discussions with members of the senior management of Professional Staff regarding the financial information referred to above and the past and current business operations, financial condition and future prospects of Professional Staff;

•	reviewed the reported price and trading activity for Professional Staff’s share capital;

•	compared certain financial information, including market prices and valuation multiples, of Professional Staff with similar information for certain other comparable publicly traded companies CEUT deemed relevant;

•	analyzed, using publicly available information, the consideration offered, and the implied transaction value multiples paid or proposed to be paid, in acquisition transactions that were announced since January 1, 1999 in the staffing services industry that CEUT deemed relevant and compared the terms of these acquisition transactions to the terms of the Scheme; and

•	performed such other studies and analyses as it considered appropriate.

For purposes of rendering its opinion, CEUT assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial and other information publicly available or provided to CEUT by Professional Staff and its management and agents. In addition, in rendering the opinion, CEUT also assumed, without assuming any responsibility for independent verification, that the financial forecasts of Professional Staff (and the assumptions and bases therefor) were reasonably prepared by Professional Staff in good faith and on a basis reflecting the best currently available estimates, assumptions and judgments of the management of Professional Staff as to the future financial condition and performance of Professional Staff. In addition, CEUT assumed, without assuming any responsibility for independent verification, that the historical financial statements of Professional Staff were prepared and fairly presented in accordance with generally accepted accounting principles in effect in the United States, consistently applied.

CEUT did not make an independent evaluation or appraisal of the assets and liabilities of Professional Staff or any of its subsidiaries and was not furnished with any such evaluation or appraisal. In its opinion, CEUT assumed, without assuming any responsibility for independent verification, that (i) The Bank of New York, as depositary for the ADSs, will not retain in excess of $0.03 per ADS for fees and expenses in accordance with its depositary arrangements with Professional Staff or otherwise, (ii) the definitive Scheme Document will not differ in any material respect from the draft Scheme Document reviewed by CEUT, (iii) the representations and warranties of the parties made in the Scheme Document are, and will be, true and correct as of April 14, 2003 and as of the closing date of the Scheme, (iv) the Scheme will have the tax and legal effects contemplated by the parties and (v) all conditions to the consummation of the Scheme will be fulfilled and that the Scheme will be consummated in a timely manner.

The opinion of CEUT is necessarily based upon market, economic and other conditions as they existed and could be evaluated as of April 14, 2003. The opinion of CEUT does not constitute an opinion or imply a conclusion as to the current market price per share of the share capital of Professional Staff or the price at which the share capital of Professional Staff will trade at any future time.

FINANCIAL ANALYSIS

The following is a summary of the financial analyses employed by CEUT in rendering its opinion. This summary of financial analyses includes information presented in tabular format. In order to fully understand the financial analyses used by CEUT, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Professional Staff has informed CEUT that the financial information provided to CEUT by Professional Staff and used in the analysis provided herein were prepared in accordance with generally accepted accounting principles in effect in the United States, consistently applied.

Public Company Comparable Analysis

CEUT reviewed and compared specific financial information relating to Professional Staff to corresponding financial information, ratios and public market multiples for selected public companies in the staffing services industry.

CEUT first calculated the enterprise value of Professional Staff (the “Enterprise Value”), defined as the equity market value of Professional Staff (based on a per ADS price of $2.07), plus total debt of Professional Staff as of December 31, 2002 (net of cash and cash equivalents), minus proceeds from assumed exercises of in-the-money options in the Scheme. CEUT then calculated multiples of Enterprise Value for Professional Staff to (i) projected revenues for calendar year 2003, (ii) last reported twelve month revenue, (iii) projected earnings before interest, taxes, depreciation and amortization (“EBITDA”) for calendar year 2003, (iv) last reported twelve month EBITDA excluding a $14 million goodwill impairment charge, (v) projected earnings before interest and taxes (“EBIT”) for calendar year 2003 and (vi) last reported twelve month EBIT excluding a $14 million goodwill impairment charge. In addition, CEUT calculated a multiple of transaction value for Professional Staff (defined as the equity market value of Professional Staff based on a per ADS price of $2.07) to the tangible book value of Professional Staff as of December 31, 2002 (calculated as shareholder’s equity less intangible assets).

CEUT then compared the Enterprise Value multiples for Professional Staff to enterprise value multiples for selected companies in the staffing services industry. In addition, CEUT compared the transaction value multiple for Professional Staff to transaction value multiples for selected companies in the staffing services industry, based on their last reported tangible book value. The enterprise value for a comparable company was defined as the equity market value of the comparable company as of the close of business in New York on April 11, 2003, plus the last reported total debt and preferred stock of such comparable company (net of cash and cash equivalents). The transaction value for a comparable company was defined as the equity market value of the comparable company as of the close of business in New York on April 11, 2003. In order to perform its analysis of multiples for such comparable companies, CEUT examined publicly reported results of such company and projected results from securities research analyst reports, estimates provided by First Call Corporation and estimates provided by Bloomberg L.P.

CEUT considered both comparable U.S. staffing services companies and comparable U.K. staffing companies. The breadth of the companies used in this analysis assist in analysis through geography, scope of operations and financial performance.

The comparable companies used in CEUT’s analysis were: Alternative Resources Corporation, Butler International, Inc., CDI Corporation, Corporate Services Group Plc, Diversified Corporate Resources, Inc., Edgewater Technology, Inc., General Employment Enterprises, Inc., Glotel Plc, Hall, Kinion & Associates, Inc., Harvey Nash Group Plc, Kelly Services, Inc., Kforce Inc., Lorien Plc, Manpower Inc., MPS Group, Inc., On Assignment, Inc., Parity Group Plc, Personnel Group of America, Inc., RCM Technologies, Inc., Reed Executive Plc, Robert Half International Inc., Robert Walters Plc, Spherion Corporation and Spring Group Plc. The comparable companies were chosen because they are publicly traded with operations that, for purposes of analysis, may be considered similar to Professional Staff.

The analysis showed the following:

	Professional Staff Multiples		Range of Comparable Multiples	Median Comparable Multiples
Enterprise Value to Projected Calendar Year 2003 Revenue	0.08	x	0.08x–1.10x	0.25	x
Enterprise Value to Last Twelve Months Revenue	0.07	x	0.08x–1.05x	0.21	x
Enterprise Value to Projected Calendar Year 2003 EBITDA	9.4	x	2.9x–25.0x	9.2	x
Enterprise Value to Last Twelve Months EBITDA	269.1	x(a)	2.3x–36.2x	10.6	x
Enterprise Value to Projected Calendar Year 2003 EBIT	NM		4.7x–95.5x	16.9	x
Enterprise Value to Last Twelve Months EBIT	NM		2.6x–53.0x	15.8	x
Transaction Value to Tangible Book Value	0.8	x	0.3x–47.3x	1.2	x

(a)	Excludes $14 million goodwill impairment charge.

The analysis indicated that the Enterprise Value multiples for Professional Staff of projected revenues and projected EBITDA were within the range of enterprise value multiples of projected revenues and projected EBITDA for the comparable companies analyzed. The analysis indicated that the Enterprise Value multiple of Professional Staff of last twelve months EBITDA was well above the range of the enterprise value multiples of last twelve months EBITDA of the comparable companies analyzed. The analysis also indicated that the transaction value multiple for Professional Staff of tangible book value was within the range of the transaction value multiples of tangible book value for the comparable companies analyzed.

Last twelve months and projected 2003 EBIT for Professional Staff is negative, which causes the Enterprise Value to EBIT multiples for Professional Staff to not be meaningful, as signified by the “NM” in the table above. CEUT noted that the Enterprise Value to last twelve months revenue for Professional Staff was slightly below the low end of the comparable range.

Comparable Transactions Analysis

Using publicly available information, CEUT reviewed the terms of certain announced, pending and completed acquisition transactions occurring since January 1, 1999 it deemed relevant in the staffing services industry in order to determine whether the Enterprise Value and transaction value multiples of Professional Staff, based upon a per ADS price of $2.07, were within the range of enterprise value and transaction value multiples in comparable transactions. In its analysis, CEUT selected transactions with transaction values greater than $1 million in the last reported twelve month period preceding the transaction.

The following table sets forth the transactions considered:

Acquirer	Target	Announcement Date
Metroyard Ltd	MBA Michael Bailey Associates	12/05/02
Ego Pty Ltd	Recruitment Solutions Ltd	7/16/02
Intellimark Holdings Inc	Technisource Inc	6/11/02
Spring Group PLC	Triage Consulting Ltd	5/20/02
Reed Health Group PLC	Locum Group Ltd	4/26/02
UK Based Private Equity Group.	AHL Services	3/25/02
Capita Group PLC	Resource Management Ltd	3/18/02
Proffice Care A/S	Dansk Sygepleje Vikarservice	2/13/02
Extra Group	Extra Personnel Services	1/14/02
Stratus Services Group Inc	Provisional Employ Soln-Ind	1/09/02
Staffing Ventures Plc	Eagle Group of Cos	12/17/01
Yahoo! Inc	HotJobs.com Ltd	12/12/01
Whitehead Mann Group PLC	Baines Gwinner Holdings Ltd	11/21/01
CRIT	Euristt(Corporate Service Grp)	11/14/01
e-MedSoft.com	Tender Loving Care Health Svcs	8/28/01
Career Holdings Inc	Headhunter.net Inc	8/24/01
TMP Worldwide Inc.	HotJobs.com Ltd.	6/29/01
Shareholders	Reed Health Group PLC	6/18/01
Automatic Data Processing Inc	Exult Inc	6/12/01
Nestor Healthcare Group PLC	Goldsborough, Primrose, Helping	4/26/01
Visma Forenede Okonomer AS	Forenede Okonomer AS	3/29/01
Investor Group	MAPP Ltd(Diagonal PLC)	3/28/01
Creyf’s Interim NV	Lester Group	3/23/01
Capita Group PLC	Quality Teachers	3/07/01
Vedior NV	BIS SA(Vedior International)	3/01/01
Aon Corp	ASI Solutions Inc	2/23/01
Robert Walters PLC	Dunhill Mgmt Svcs Group Pty	2/14/01
Whitehead Mann Group PLC	Change Partnership Ltd	2/12/01
Parity Group PLC	Prime Selection Ltd	1/16/01
Ingleby(1367)Ltd	Initial Personnel Services Ltd	1/08/01
Protocol Associates NV	Spring Education, Spring Skills	12/29/00
Investor Group	AHL Services Inc-US Industrial	10/13/00
Investor Group	Corinth Medical Service	10/05/00
Investor Group	Strategic Legal Resources LLC	9/26/00
Investor Group	Gentiva Hlth Svcs-Staffing Svc	8/25/00

Acquirer	Target	Announcement Date
Corestaff Services	General Employment Services	8/16/00
RDL Group PLC	M3 Group Ltd	8/02/00
Randstad Holding NV	Temps & Co	7/03/00
Hays PLC	QA Myriad Ltd (Skillsgroup)	6/06/00
Whitehead Mann Group PLC	GKR Group Ltd	5/03/00
Vedior NV	ACSYS Inc	4/17/00
Investor Group	Westaff Inc	2/24/00
Leapnet Inc	SPR Inc	1/28/00
TMP Worldwide Inc	HW Group Plc	11/24/99
Vedior NV	Select Appointments	9/01/99
Adecco SA	Olsten Corp.	8/18/99
CompuWare Corp	Data Processing Resources Corp	6/24/99
Carlisle Holding Ltd	Corporate Services Group Plc	4/01/99
Interim Services Inc	Norrell Corp	3/25/99
TMP Worldwide Inc	LAI Worldwide Inc	3/11/99

CEUT compared the relevant Enterprise Value multiples for Professional Staff to the enterprise value multiples for the selected comparable transactions, being multiples of the (i) last reported revenues for the twelve month period preceding the transaction, (ii) last reported EBITDA for the twelve month period preceding the transaction and (iii) last reported EBIT for the twelve month period preceding the transaction. In addition, CEUT compared the transaction value multiple for Professional Staff of tangible book value to the transaction value multiples of tangible book value for the selected comparable transactions (based on the last reported tangible book value prior to the transaction). The enterprise value for a target in a comparable transaction was defined as equity market value of the target based on the consideration paid to shareholders of such target in the transaction, plus the last reported total debt and preferred stock of the target prior to the transaction (net of cash and cash equivalents). The transaction value for a target in a comparable transaction was defined as the equity market value of the target based on the consideration paid to shareholders of such target in the transaction.

The analysis showed the following:

	Professional Staff Multiples		Range of Multiples of Comparable Transactions	Median Multiples of Comparable Transaction
Enterprise Value to Last Twelve Months Revenue	0.07	x	0.10x–4.18x	0.48	x
Enterprise Value to Last Twelve Months EBITDA	269.1	x(a)	5.0x–19.7x	8.5	x
Enterprise Value to Last Twelve Months EBIT	NM		2.4x–22.6x	10.4	x
Transaction Value to Tangible Book Value	0.8	x	0.01x–21.2x	4.2	x

(a)	Excludes $14 million goodwill impairment charge.

The analysis indicated that the transaction value multiple for Professional Staff of tangible book value was within the range of multiples of tangible book value for the comparable transactions analyzed. The analysis also indicated that the Enterprise Value multiple for Professional Staff of last twelve months EBITDA was well above the range of the enterprise value multiples of last twelve months EBITDA for the comparable transactions analyzed.

Last twelve month EBIT for Professional Staff is negative, which causes the Enterprise Value to EBIT multiple for Professional Staff to not be meaningful, as signified by the “NM” in the table above. CEUT noted that the Enterprise Value to last twelve months revenue for Professional Staff was slightly below the low end of the comparable range.

Transaction Premiums Paid Analysis

CEUT considered the premiums paid in comparable staffing services transactions occurring since January 1, 1999 for the target’s equity over pre-announcement stock prices one day prior to announcement, one week prior to announcement and four weeks prior to announcement. CEUT then compared these results to the premiums for Professional Staff, based upon a per ADS price of $2.07, during the same intervals.

The analysis showed the following:

	Professional Staff Premiums		Range of Premiums	Median Premiums
Premium Paid to Seller 1 Day Prior to Announcement	29.4	%(a)	-8.5%–166.1%	30.7%
Premium Paid to Seller 1 Week Prior to Announcement	25.5%		-11.4%–185.7%	30.0%
Premium Paid to Seller 4 Weeks Prior to Announcement	22.5%		-9.7%–175.9%	42.9%

(a)	Professional Staff ADS price as of the close of business on April 11, 2003.

Discounted Cash Flow Analysis

CEUT prepared a discounted cash flow analysis of the value of one share of Professional Staff share capital. The discounted cash flow analysis was of the projected after-tax free cash flows of Professional Staff, defined as unlevered after-tax earnings plus amortization and depreciation less capital expenditures and net changes in working capital, each as projected by Professional Staff management. CEUT then deducted from the free cash flows certain contingent liabilities projected by Professional Staff management.

CEUT then applied a range of terminal multiples to the projected after-tax free cash flows of Professional Staff ranging from 3.0x to 6.0x of Professional Staff’s projected 2006 EBITDA. Professional Staff’s after-tax free cash flow and terminal values were then discounted at rates ranging from 15% to 30%. CEUT viewed the ranges of terminal multiples and discount rates it used in its analysis to be appropriate based upon the uncertainty of multi-year projections, relevant market factors, its belief as to current expectations in the investment community for investments of this nature in the staffing services industry, and recent trends in staffing services transactions.

The discounted cash flow analysis indicated values of between $1.83 and $3.76 for one ADS, as compared to the market price for one ADS of $1.60 as of the close of business in New York on April 11, 2003.

LBO Analysis

CEUT considered the returns available to shareholders of Professional Staff who retain equity interests in Professional Staff after the consummation of the Scheme. In this analysis, CEUT analyzed different scenarios, including ranges of exit multiples.

The following table summarizes the internal rate of returns available to continuing shareholders of Professional Staff assuming that their initial equity investment is valued at $2.07 per share:

	Internal Rates of Returns
	2004	2005	2006
3.0x EBITDA Exit Multiple	-84.2%	5.1%	37.0%
4.0x EBITDA Exit Multiple	-39.1%	33.9%	52.8%
5.0x EBITDA Exit Multiple	5.9%	57.5%	65.9%

Public Float Analysis

CEUT analyzed the average daily trading volume of selected staffing services companies for the twelve months preceding April 14, 2003 as a percentage of the total number of shares issued and outstanding for those companies not owned by their affiliates or their management (commonly referred to as the “public float”) to determine public trading exit opportunities from a company’s stock. CEUT compared these results with the average daily trading volume of Professional Staff for the twelve months proceeding April 14, 2003 as a percentage of the public float of Professional Staff.

The companies used in the analysis were: Alternative Resources Corporation, Butler International, Inc., CDI Corporation, Diversified Corporate Resources, Inc., Edgewater Technology, Inc., General Employment Enterprises, Inc., Hall, Kinion & Associates, Inc., Kelly Services, Inc., Kforce Inc., Manpower Inc., MPS Group, Inc., On Assignment, Inc., Personnel Group of America, Inc., RCM Technologies, Inc., Robert Half International Inc., and Spherion Corporation. These companies represented a sub-group of the companies used in the Public Company Comparable Analysis described above since public float data is not available for many of those companies.

The analysis showed the following:

Average Daily Volume as a Percentage of Public Float

Professional Staff plc	0.06%
Alternative Resources Corporation	0.28%
Butler International, Inc.	0.20%
CDI Corporation	0.42%
Diversified Corporate Resources, Inc.	0.38%
Edgewater Technology, Inc.	0.20%
General Employment Enterprises, Inc.	0.15%
Hall, Kinion & Associates, Inc.	0.78%
Kelly Services, Inc.	0.25%
Kforce Inc.	0.24%
Manpower Inc.	0.84%
MPS Group Inc.	0.34%
On Assignment, Inc.	1.10%
Personnel Group of America, Inc.	0.75%
RCM Technologies, Inc.	0.06%
Robert Half International Inc.	0.54%
Spherion Corporation	0.35%

CEUT noted that Professional Staff’s average daily volume as a percentage of its public float was 0.06%, the lowest among the group analyzed.

Considerations in Preparation of Fairness Opinion

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, CEUT considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, CEUT believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

In performing its analyses, CEUT made numerous assumptions with respect to industry performance and general business and economic conditions and other matters, many of which are beyond the control of Professional Staff. The analyses performed by CEUT are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. The analyses performed were prepared solely in connection with CEUT’s fairness opinion and do not purport to be appraisals of Professional Staff. The amount to be received in the Scheme by shareholders of Professional Staff and the other terms of the Scheme were determined through negotiations between Professional Staff and Ohsea, and were approved by the Special Committee and the Board. CEUT did not recommend any specific consideration to the Special Committee or the Professional Staff Board of Directors or that any specific consideration constituted the only appropriate consideration for the Scheme. In addition, CEUT did not address the relative merits of the Scheme as compared to any alternative business strategy that might be available to Professional Staff. CEUT’s opinion and presentation to the Special Committee was one of many factors taken into consideration by the Special Committee and the Board in making its decision to approve the Scheme. Consequently, the CEUT analyses as described above should not be viewed as determinative of the opinion of the Special Committee or the Board with respect to the value of Professional Staff or of whether the Special Committee or the Professional Staff Board would have been willing to agree to a different consideration.

CEUT will be paid a fee for its fairness opinion of $470,000. In addition, Professional Staff has agreed to indemnify CEUT for certain liabilities and reimburse CEUT for certain of its expenses related to its engagement. The terms of the fee arrangement with CEUT, which Professional Staff and CEUT believe are customary in transactions of this nature, were negotiated between the Special Committee and CEUT.

The Special Committee engaged CEUT after the Special Committee’s review of numerous corporate advisory firms who were experienced in performing the services required of CEUT in connection with the Special Committee’s review of the Scheme. It was the view of the Special Committee that, among other things, CEUT’s long professional familiarity with Professional Staff and the trading market for its ADSs placed CEUT in a position to provide superior insight into the financial fairness of the offer made by Ohsea.

In the ordinary course of business, CEUT may actively trade in the securities of Professional Staff for CEUT’s own account and for the accounts of CEUT’s customers and, accordingly, may at any time hold long or short positions in such securities. Thomas I. Unterberg, the Chairman of CEUT, is a member of the Board of Professional Staff and, as of April 11, 2003, directly owned 40,000 ADSs and held 21,800 ADSs through his 401K plan. In addition, Mr. Unterberg’s wife owned 750 ADSs. As of April 11, 2003, CEUT held (i) 600,000 ADSs in investment accounts owned by CEUT, (ii) 100,000 ADSs held by C.E. Unterberg, Towbin Capital Partners I, L.P., (iii) 371,455 ADSs in market making accounts, (iv) 50,000 ADSs in the account of a charitable foundation for which Mr. Unterberg acts as trustee and (v) 50 ADSs held in accounts of employees of CEUT.

CEUT has worked as an advisor to Professional Staff since participating in Professional Staff’s initial public offering consummated on August 6, 1996, including providing advisory services to Professional Staff until the date CEUT was engaged by the Special Committee to provide the fairness opinion in connection with the Scheme. In August 2001, CEUT received a fee of $100,000 from Professional Staff for general advisory services. In addition, in consideration of advisory services performed for Professional Staff, in March 2001, CEUT received a warrant to purchase 200,000 ADSs with a strike price of $6.25 (which approximated the price of one ADS at the time of grant). This warrant was not exercised and was cancelled on March 12, 2003.

In addition to the opinion of CEUT, the Special Committee was advised by Nabarro Wells & Co. Limited (“Nabarro Wells”). Although no written report, opinion or appraisal related to the Scheme has or will be delivered by Nabarro Wells, Nabarro Wells has consented to a statement being contained in the Scheme Document confirming that Nabarro Wells considers the consideration to be received by the holders of ADSs to be fair and reasonable to such holders.

Nabarro Wells is a well-established independent corporate finance business that provides advice on all aspects of corporate finance. As part of this business, it engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwriting, secondary distributions of listed and unlisted securities, private placements and other purposes. Nabarro Wells was engaged by the Special Committee as a result of the Special Committee’s review of numerous advisory firms who were situated in the U.K. and thus familiar with the role required to be played by Nabarro Wells under the U.K. Takeover Code. It was the view of the Special Committee that Nabarro Wells’ prior commercial experience made it well suited for the advisory role required of it in connection with the Scheme. For its advisory services to the Special Committee, Nabarro Wells anticipates being paid an aggregate fee of £40,000 (which based on the exchange rate in effect on April 14, 2003 was approximately $62,800).

There have been no material relationships between and among Professional Staff, Ohsea, Nabarro Wells and their respective affiliates over the past two years.

The Special Committee, who have been so advised by Nabarro Wells (subject to the limitations set forth below), considers the cash price of $2.10 per Ordinary Share to be fair and reasonable. In providing its advice to the Special Committee, Nabarro Wells has taken into account the commercial assessments of the Special Committee.

The Special Committee considers the Scheme to be in the best interests of the shareholders (other than Non-Independent Professional Staff Shareholders) as a whole and unanimously recommends that the shareholders (other than Non-Independent Professional Staff Shareholders) support the Scheme by voting in favor of the resolutions to be proposed at the Meetings (as defined below).

Potential Benefits and Detriments of the Transaction to Holders of Ordinary Shares and ADSs

The Scheme would result in Ohsea becoming the owner of all of the issued and outstanding Ordinary Shares of Professional Staff. All holders of ordinary shares and ADSs other than Non-Independent Professional Staff Shareholders (and the holders of certain ADSs controlled by Benjamin P. Blackden, his family members and his related trusts) would receive cash payments for their Ordinary Shares and would no longer have rights as shareholders.

The benefits and detriments of the Scheme on Professional Staff, the Non-Independent Professional Staff Shareholders and the holders of Ordinary Shares and ADSs can be summarized as follows.

The benefits of the Scheme to holders of Ordinary Shares and ADSs is that they will receive in the case of Ordinary Shares, $2.10 per Ordinary Share and in the case of holders of ADSs, $2.07 per ADS, and may then reinvest these proceeds as they see fit, eliminating the possibility of any further decline in the value of their Ordinary Shares and/or ADSs.

The potential detriment of the Scheme to Professional Staff’s independent holders of Ordinary Shares and ADS is that, as a result of the cancellation of their Ordinary Shares and ADSs, they will forego the opportunity of benefiting, through the value of such holdings, from any potential recovery in the performance of Professional Staff within the market sectors in which it operates. This opportunity is being afforded to the Non-Independent Professional Staff Shareholders through the Share Exchange Agreement, and this is the Scheme’s primary benefit to such persons. Dependent on the extent of any such recovery, if any, the future value of Ordinary Shares and ADSs (or their equivalent following implementation of the Scheme) could exceed the cash proceeds being paid under the Scheme, or any reinvestment thereof.

So far as Professional Staff is concerned, the benefit of the Scheme is that, following its implementation, it will cease to be a quoted company and will be able to plan and execute its strategy in consultation with its principal shareholders, without regard for short-term considerations that might affect its share price if it were a quoted company. It will also save the substantial costs associated with being quoted on the Nasdaq National Market.

The detriment of the Scheme to Professional Staff is that it will lose the benefits of having its ADSs quoted on the Nasdaq National Market, which currently provides Professional Staff with the potential ability to raise equity through stock or ADS issuances, and also provides Professional Staff with the ability to use its quoted securities wholly or partly as consideration for acquisitions.

The effect of the Scheme on the interest of the Non-Independent Professional Staff Shareholders’ interest in the net book value and net earnings of Professional Staff, in terms of both dollar amounts and percentages, is as follows: The Non-Independent Professional Staff Shareholders currently hold approximately 29% of Professional Staff’s issued and outstanding share capital (assuming the exercise by such persons of options that are presently exercisable). Immediately following the Scheme becoming effective, such shareholders will cease to hold any shares directly in Professional Staff and therefore have no direct interest in either the net book value or net earnings of Professional Staff. Immediately following the Scheme becoming effective, the Non-Independent Professional Staff Shareholders will instead hold beneficially all of Ohsea’s issued and outstanding share capital.

TERMS OF THE GOING PRIVATE TRANSACTION

Consideration Offered to Holders of Ordinary Shares and ADSs

Holders of record of Ordinary Shares and holders of ADSs on the register of the Depositary on the business day immediately preceding the date on which the Scheme becomes effective in accordance with its terms will be entitled to receive cash consideration on the basis set out below.

Under the Scheme, holders of Ordinary Shares and ADSs (other than CS Services, Ohsea and Andrew R. Dixey and, with respect to 101,500 of his Ordinary Shares, Benjamin P. Blackden (acting jointly with family members and through trusts with respect to some of his Ordinary Shares) will receive from Ohsea or the Depositary, as the case may be, a cash payment in U.S. dollars on the following basis:

For each Ordinary Share or ADS (before deduction of the ADS Fee)	$2.10

Following deduction of the ADS Fee, ADS holders will receive $2.07 per ADS in the Scheme. If you elect to become a registered holder of Ordinary Shares prior to the effective date of the Scheme by exchanging your ADSs for Ordinary Shares through the Depositary, the Depositary will similarly charge you the ADS Fee in connection with the cancellation of your ADSs. If the Scheme does not become effective after you exchange your ADSs you will have incurred the ADS Fee, and will hold Ordinary Shares outright, but no payment to you in respect of your Ordinary Shares under the Scheme will be made.

Subject to the confirmation of the Court and the Scheme becoming effective, it is also proposed that up to £15,000,000 (which based on the exchange rate on April 14, 2003 was approximately $23,550,000) of the existing share premium (i.e., additional paid-in capital) account of Professional Staff (which was £37,923,000 as of February 28, 2003, which based upon said exchange rate, was approximately $59,539,110) be applied in eliminating the accumulated deficit on Professional Staff’s profit and loss account (approximately £13,122,000 as of February 28, 2003, which based upon said exchange rate, was approximately $20,601,540). As required by U.K. Law in connection with this action, an appropriate undertaking for the protection of creditors will be offered by Professional Staff to the Court.

Vote Required for Approval of the Transaction

The Scheme will require the approval of holders of the Ordinary Shares, other than Non-Independent Professional Staff Shareholders and certain of their affiliates, present and voting at the Court Meeting (as defined below) to be held at Buckland House, Waterside Drive, Langley Business Park, Slough, Berkshire at 3:00 p.m. on June 9, 2003 or at any adjournment of that meeting. The implementation of the Scheme will also require the approval by holders of the Ordinary Shares (in some cases excluding certain shareholders affiliated with Ohsea, as described below) of the resolutions to be proposed at the Extraordinary General Meeting to be held at Buckland House, Waterside Drive, Langley Business Park, Slough, Berkshire at 3:15 p.m. on June 9, 2003. As described below, the Depositary is the holder of the Ordinary Shares underlying the ADSs, and therefore, ADS holders cannot attend the Court Meeting or the Extraordinary General Meeting and must direct the Depositary as to how to vote.

Court Meeting

A meeting of holders of the Ordinary Shares (including the Ordinary Shares underlying the ADSs) is being convened pursuant to an order of the Court for the purposes of considering and approving the Scheme (with or without modification). This meeting is referred to as the “Court Meeting.”

At the Court Meeting, the Ordinary Shares owned or controlled by the Non-Independent Professional Staff Shareholders (and certain of their affiliates), representing approximately 29% of the issued and outstanding share capital, will be treated as a separate class from the other Ordinary Shares, and the Non-Independent Professional Staff Shareholders (and certain of their affiliates) will not vote at the Court Meeting. Under U.K. Law, the Non-Independent Professional Staff Shareholders (and certain of their affiliates) cannot be considered “independent” shareholders in connection with the Scheme as a result of their affiliation with Ohsea.

At the Court Meeting, each holder of Ordinary Shares present and entitled to vote will be separately called to cast his, her or its vote for or against approval of the Scheme (a vote referred to as being taken “on a poll”). Shareholders (other than the Non-Independent Professional Staff Shareholders and certain of their affiliates) will be entitled to one vote for each Ordinary Share held by them. The holders of Ordinary Shares will have approved the Scheme if a majority in number of those holders of Ordinary Shares present and voting in person or by proxy (representing not less than three-fourths of the Ordinary Shares held by holders of Ordinary Shares present and voting in person or by proxy) votes in favor of the Scheme at the Court Meeting.

Upon the Scheme becoming effective pursuant to Court approval, it will be binding on all holders of Ordinary Shares (including ADS holders since the Ordinary Shares underlying them will be so bound), irrespective of whether they attend or vote at the Court Meeting or vote against the Scheme at the Court Meeting. Ohsea and the Non-Independent Professional Staff Shareholders and certain of their affiliates will separately undertake to the Court to be bound by the terms of the Scheme. Applicable law does not provide for any appraisal rights.

Extraordinary General Meeting

The Extraordinary General Meeting is being convened for the purpose of considering and adopting an ordinary resolution (i.e., a resolution passed by a simple majority of the holders of Ordinary Shares in attendance who are entitled to vote in person or by proxy at a meeting of the holders of Ordinary Shares duly convened and held) approving the arrangements between Messrs. Dixey and Blackden and Ohsea (as required by Rule 16 of the U.K. City Code) and a special resolution (i.e., a resolution passed by a majority of not less than three fourths of the holders of Ordinary Shares who are entitled to vote in person or by proxy at a meeting of the holders of Ordinary Shares duly convened and held) approving the Scheme, an associated reduction in capital, and an amendment to Professional Staff’s articles of association and reducing Professional Staff’s share premium (i.e., additional paid-in capital) account by £15,000,000 (which based upon the exchange rate in effect on April 14, 2003, was approximately $23,550,000) in order to eliminate the accumulated deficit in Professional Staff’s profit and loss account as at the date the Scheme becomes effective, so that Professional Staff can, in the future, pay dividends and make distributions to its shareholders.

An amendment to Professional Staff’s articles of association proposed to the Court in connection with the Scheme will provide that any Ordinary Share issued to any person other than Ohsea or any nominee of Ohsea after the Court Meeting and prior to the close of business on the business day preceding the date upon which the Court confirms the reduction in share capital will be bound by the Scheme. It will also provide that any Ordinary Share issued to any person other than Ohsea or a nominee of Ohsea after the close of business on the business day preceding the date upon which the Court confirms the reduction in share capital will be immediately transferred to Ohsea in consideration of the payment in cash of $2.10 by Ohsea to the person to whom the Ordinary Share is issued. The purpose of this amendment is to ensure that Ordinary Shares issued on the exercise of options are either subject to the Scheme or are transferred automatically to Ohsea following the effective date of the Scheme.

The vote on the ordinary resolution approving arrangements between Messrs. Dixey and Blackden and Ohsea must be a vote of independent holders of Ordinary Shares (i.e., excluding the Non-Independent Professional Staff Shareholders and certain of their affiliates) and must be taken on poll. Each eligible holder of Ordinary Shares present in person or by proxy will be entitled to one vote for each Ordinary Share held.

Voting by ADS Holders

ADS holders cannot vote at the Court Meeting or the Extraordinary General Meeting directly but may instruct the Depositary how to vote by means of a Voting Instruction Card, which will be enclosed with the Scheme Document. The Voting Instruction Card must be completed, signed and returned to the Depositary within the timetable provided for in the Scheme Document. If you hold ADSs indirectly, you must rely on the procedures of your bank, broker or financial institution through which you hold your ADSs. Upon circulation of the Scheme Document, Paragraph 15 of the Explanatory Statement in the Scheme Document will contain the definitive instructions about how to vote ADSs.

If you have any questions about the scheme of arrangement or how to vote (or direct the voting) of your Professional Staff Ordinary Shares or ADSs, please contact Professional Staff’s shareholder helpline at +44-(0) 1753-589667 (if calling from the United States, dial 011-44-1753-589667). If you have questions about becoming a registered holder of Ordinary Shares prior to the effective date of the Scheme, please contact the Depositary by calling 1-212-815-2721 or 1-212-815-2783 for further information on surrendering your ADSs.

Material Differences in the Rights of Security Holders as a Result of the Transaction

All holders of Ordinary Shares other than the Ohsea Parties (except as noted above) will receive cash payments as detailed above, their Ordinary Shares (either held directly or underlying their ADSs) will be cancelled, and they will therefore no longer have rights as security holders. All Non-Independent Professional Staff Shareholders (other than in respect of 101,500 Ordinary Shares owned or controlled by Benjamin P. Blackden or his related trusts) will receive new Ohsea ordinary shares in exchange for their existing Ordinary Shares, with no material differences in rights among them.

Accounting Treatment of the Transaction

Ohsea will account for the acquisition of Professional Staff under the purchase method of accounting.

NEGOTIATIONS PRECEDING THIS GOING PRIVATE TRANSACTION

In January 1999, the Board began exploring strategic alternatives for enhancing shareholder value. This resulted in a tender offer being made in July 2000 by First Saddle Limited (a company in which certain of the then directors of Professional Staff (including Benjamin P. Blackden) were investors) to purchase for cash all of the Ordinary Shares and ADSs. This offer lapsed because the requisite number of holders (90%) did not accept by the first closing date.

One of the shareholders who did not tender his shares to First Saddle Limited was Lord Ashcroft, who at the time of the first closing date beneficially held 9.8% of the share capital of Professional Staff. He subsequently increased his holding of Professional Staff share capital to 18.6% in the first half of 2001.

In the months following the expiration of the offer by First Saddle Limited, the Board continued its strategic review. Andrew R. Dixey was appointed Chief Executive in October 2000 and Benjamin P. Blackden, the then Chairman, became non-executive Chairman in April 2001.

Mr. Blackden had been involved as part of the group of directors in the attempt by First Saddle Limited to de-list Professional Staff and to take it private. Mr. Blackden and Mr. Dixey began discussions in January 2001 about renewing this attempt. Poor performance in the shares as reflected in the price of its ADSs was considered to be the result of a continuing shift in investor sentiment away from the staffing sector and also away from small/micro cap stock as evidenced by the performance of the Russell 2000 Index.

In addition, the staffing sector served by Professional Staff, which included the telecommunications sector which itself suffered a downturn, became extremely weak. This caused Professional Staff to fail to meet market expectations in a number of quarters in the fiscal years ended March 31, 2001, 2002 and 2003.

The Board considered a range of strategic alternatives, including a sale of all or part of the shares or assets of Professional Staff, a merger with one or more companies or the maintenance of the current quoted status of Professional Staff. As trading in the ADSs continued to decline and conditions remained difficult (particularly in the telecommunications sector), the Board concluded that shareholder value would not be best served by maintaining the current quoted status of Professional Staff (particularly in view of the costs associated with maintaining a Nasdaq quotation) and that difficulties in the staffing sector as a whole made an asset sale or merger an unattractive option at prevailing values.

During the course of these discussions, which the entire Board initially participated in, Mr. Dixey, in June 2001, approached representatives of Lord Ashcroft (the “Ashcroft Representatives”) with a view to discussing possible strategic actions, including the merger described in the following paragraph.

In the period from June through September 2001, discussions were held with the Ashcroft Representatives regarding the viability of a merger of a company of which Lord Ashcroft was Chairman and majority shareholder, and Professional Staff in the form of a reverse takeover. Some financial modeling was undertaken but the project was abandoned due to deteriorating trading conditions, particularly following the 9/11 catastrophe. A non-disclosure agreement was entered into with the proposed merger partner on August 21, 2001.

In August 2001, another party expressed interest in acquiring Professional Staff, but ultimately showed very little interest in the Science Division (which provides professional staffing and permanent recruitment services to the science sector) and expressed interest only in the Communications Technology Division (which provides professional staffing and permanent recruitment services to the communications technology sector). These discussions faltered in September 2001.

In January 2002, Mr. Dixey met with the Ashcroft Representatives to discuss the possibility of taking Professional Staff private with debt funding from a mezzanine facility, possibly to be provided by Lord Ashcroft. Again, some financial structuring was discussed but once again practical trading and operational issues led to the viability of such a transaction being questioned. These discussions ended in February 2002. It was clear to Mr. Dixey and Mr. Blackden that strategic alternatives were very limited given the lack of confidence within the staffing industry and the investment community. They believed that the staffing industry had shown very little appetite for merger and acquisition activity over the preceding 24 months.

In the period following May 2002, a number of meetings were held between Mr. Dixey and the Ashcroft Representatives. A non-disclosure agreement was signed between the parties in June 2002, following which Professional Staff provided the Ashcroft Representatives with past and projected (and now publicly available) trading data. Over a period of months, a “take private” proposal involving a scheme of arrangement and an invoice discount facility was formulated.

In a letter dated December 2, 2002, WestLB Panmure Limited, on behalf of Ohsea, made an indicative conditional offer for Professional Staff of $2.50 per Ordinary Share. The price per Ordinary Share to be paid was subject to revision in light of due diligence results, market conditions and other factors.

At its meeting on December 11, 2002, the Board considered the offer from WestLB Panmure. In view of the involvement of Mr. Blackden and Mr. Dixey in the proposals, the Board formed the Special Committee, comprised of Jerry C. Benjamin and John C. Maynard, to act on behalf of Professional Staff in considering the terms of the conditional offer.

At its meeting on January 21, 2003, the Board discussed the proposal further and the ongoing due diligence. On behalf of the Special Committee, Dr. Maynard reported that he had signed an exclusivity agreement with WestLB Panmure on January 7, 2003. The agreement provided for a period of exclusivity until March 31, 2003.

The Special Committee appointed SJ Berwin as its U.K. legal counsel on December 18, 2002 and Kronish Lieb Weiner & Hellman LLP as its U.S. legal counsel on January 28, 2003. The Special Committee also appointed CEUT, which up to that date served as a financial advisor to Professional Staff, as financial adviser to the Special Committee on February 26, 2003 with a view to CEUT furnishing an opinion as to whether the consideration to be received by the holders of ADSs in the Scheme, was fair, from a financial point of view, to such holders (other than the Ohsea Parties). Thomas I. Unterberg, a director of Professional Staff, is Chairman of CEUT.

The Special Committee appointed Nabarro Wells & Co Limited as its UK financial adviser on February 12, 2003. A U.K. financial adviser must be retained by Professional Staff under applicable U.K. Law—specifically, Rule 3 of the U.K. Takeover Code, which provides that a board of directors must obtain competent independent advice on any offer (and must tell its shareholders about that advice).

In the period from January to March 2003, financial and legal due diligence was undertaken on behalf of Ohsea and discussions continued between the Special Committee and WestLB Panmure on the offer price, which resulted in WestLB Panmure, on behalf of Ohsea, making a revised offer for Professional Staff of $2.07 per Ordinary Share on March 12, 2003. Following discussions between the Special Committee and WestLB Panmure, Ohsea increased the offer to $2.10 per Ordinary Share on March 14, 2003. At a meeting of the Special Committee held on March 20, 2003, the Special Committee discussed the proposed offer with CEUT and received CEUT views on the offer. Subsequent communication between the Special Committee and Ohsea clarified that Ohsea’s offer price did not contemplate Ohsea bearing the ADS Fees.

At a meeting of the Special Committee on April 14, 2003, CEUT rendered its opinion that, as of April 14, 2003, based upon and subject to the various factors and assumptions described in the CEUT opinion, the $2.07 per ADS, in cash, to be received in the Scheme by the holders of ADSs was fair, from a financial point of view, to the holders of ADSs (other than the Ohsea Parties). The Special Committee accepted Ohsea’s offer on April 14, 2003.

The Special Committee entered into a break fee agreement with Ohsea on April 14, 2003 providing for a break fee of the lesser of $240,000 and 1% of the value of the offer in the event that the Scheme is withdrawn or fails to become effective for whatever reason and prior to such withdrawal or failure (i) a competing offer at or above $2.10 per share is made and becomes unconditional in all respects; (ii) the members of the Special Committee withdraw or modify in a manner adverse to the Scheme their recommendation; (iii) the directors of Professional Staff fail to take certain actions to ensure that the Scheme is proposed to the holders of Ordinary Shares; or (iv) the directors of Professional Staff fail to both withdraw the Scheme at Ohsea’s request and to recommend a takeover bid by Ohsea for Professional Staff on no less favorable terms.

FINANCIAL STATEMENTS AND CERTAIN FINANCIAL INFORMATION OF PROFESSIONAL STAFF

The consolidated financial statements for Professional Staff for the fiscal years ended March 31, 2001 and 2002 are on file with the SEC, are included in the Form 20-F filed with the SEC on August 1, 2002 and are incorporated herein by reference. In addition, Professional Staff’s quarterly financial information for the three and six months ended September 30, 2002 and for the three and nine months ended December 31, 2002, as well as preliminary results for its fourth fiscal quarter ended March 31, 2003, is on file with the SEC, is included in the Forms 6-K filed with the SEC on October 24, 2002, January 31, 2003 and April 15, 2003, respectively, and is incorporated by reference herein. Copies of such filings may be inspected at the Public Reference Facilities of the SEC at 450 Fifth Street, Washington, D.C. 20549 and copies may be downloaded directly from the Investor Relations segment of Professional Staff’s website at www.pstf.com. Copies of the Schedule 13E-3 and the exhibits thereto may be downloaded from the SEC’s website at www.sec.gov by using the “Search for Company Filings” function.

The book value of one Professional Staff Ordinary Share equaled £4.31 at December 31, 2002 (which amount was $6.50 based on the exchange rate of April 14, 2003). The ratio of earnings to fixed charges for fiscal 2001 and the nine months ended December 31, 2002 equaled 2.3, and 1.3, respectively. In fiscal 2002 earnings were inadequate to cover fixed charges of Professional Staff. The deficiency amounted to £12,437,000 (which amount was $19,526,000 based on the exchange rate of April 14, 2003).

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following summary is a general discussion of certain United States federal income tax consequences applicable under current law to the receipt of cah pursuant to the Scheme in exchange for Ordinary Shares or ADSs by a “US Holder” (which, for purposes of this discussion, means a beneficial owner of Ordinary Shares or ADSs that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation that is created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (c) an estate the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust (i) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorised to control all substantial decisions of the trust; or (ii) that was in existence on August 20, 1996, was treated as a United States person on the previous day and elected to be so treated). This summary does not apply to holders of Ordinary Shares exchanging their Ordinary Shares for Ohsea Shares under the Share Exchange Agreement.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury regulations, published rulings and court decisions as of the date hereof, all of which are subject to change or different interpretations at any time with possible retroactive effect. This discussion does not deal with tax consequences for special classes of beneficial owners of Ordinary Shares or ADSs, such as dealers or traders in securities or commodities, banks, financial institutions, insurance companies, tax-exempt organisations, holders of interests in Ordinary Shares or ADSs in any employee benefit plan, persons holding Ordinary Shares or ADSs as a hedge or who have otherwise hedged the risk of holding Ordinary Shares or ADSs, persons holding Ordinary Shares or ADSs as part of a straddle or in connection with a conversion transaction, persons that own (or are deemed to own) 10% or more (by voting power) of Professional Staff’s share capital, persons holding Ordinary Shares or ADSs through partnerships or other pass-through entities or persons having a functional currency other than the United States dollar. In addition, the discussion does not describe any tax consequences arising out of the laws of any state or local or foreign jurisdiction, nor does it address alternative minimum tax considerations. This discussion assumes that the Ordinary Shares or ADSs are held as “capital assets” for tax purposes. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

US Holders who sell their Ordinary Shares or ADSs will generally recognize taxable gain or loss equal to the difference between their amount realized and their tax basis in their Ordinary Shares or ADSs. Such gain or loss generally will be US-source capital gain or loss and will be long-term if such US Holders held their Ordinary Shares or ADSs for more than one year (taxable at a reduced rate for individuals, trusts or estates). A further reduced tax rate may apply to capital gain on Ordinary Shares or ADSs held by individual holders for more than five years. The deductibility of capital losses is subject to significant limitations. US Holders who receive US dollars in exchange for their Ordinary Shares or ADSs will have an amount realized equal to the payments they receive.

In its most recent annual report on Form 20-F filed with the SEC in respect of the fiscal year ended March 31, 2002, and in prior filings with the SEC, Professional Staff stated its belief that it was not a passive foreign investment company (a “PFIC”) for US federal income tax purposes. This status must be determined annually. The foregoing discussion assumes that Professional Staff’s stated belief regarding its PFIC status is correct. However, Ohsea has not undertaken to determine in any manner Professional Staff’s PFIC status and no representations or other assurances are provided herein in this regard. If Professional Staff were to be a PFIC (or had been a PFIC in the past), the tax consequences to the US Holders could, depending upon the individual circumstances of each holder, differ from those described herein, and such differences could be material. US Holders should consult their own tax advisers regarding Professional Staff’s status as a PFIC and the tax consequences thereof.

Non-corporate US Holders may be subject to US federal backup withholding (currently imposed at a rate of 30%) and information reporting on payments received under the Scheme if they fail to furnish and certify their correct taxpayer identification number in the manner required or otherwise fail to establish a basis for exemption. To prevent backup withholding, US Holders should complete Internal Revenue Service Form W-9 or a valid substitute form. Amounts withheld from payments to US Holders generally will be allowed as a credit against the US Holders’ US federal income tax liability, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

All holders of Ordinary Shares and ADSs are urged to consult their own tax advisors to determine the tax consequences of the Scheme in their particular circumstances, including the application of federal, state, local and foreign tax laws.

INFORMATION CONCERNING PROFESSIONAL STAFF

Name, Address and Telephone

The name of the subject company is Professional Staff plc. The address of the principal executive offices of Professional Staff is Buckland House, Waterside Drive, Langley Business Park, Slough, Berkshire SL3 6EZ, England. The telephone number of the principal executive offices of Professional Staff is +44 (0) 1753 580 540 (if dialing from the United States, dial 011-44-1753-580480). Professional Staff is one of the persons that is filing with the SEC a Schedule 13E-3 to which this Transaction Statement is an exhibit.

Securities

This Transaction Statement relates to the ADSs representing the Ordinary Shares. Each ADS represents one Ordinary Share. As of the close of business on March 31, 2003, there were 6,037,513 ADSs and 2,740,619 Ordinary Shares (not including those underlying the ADSs) issued and outstanding.

Trading Market and Price

The ADSs are traded on the Nasdaq National Market under the symbol “PSTF.” The following table presents the high and low sales prices on Nasdaq for the ADSs for each quarter during the past two years.

	Nasdaq (price in $/ADS)
	High	Low
2001
First Quarter	$6.31	$4.13
Second Quarter	5.45	4.00
Third Quarter	5.00	2.00
Fourth Quarter	2.95	2.00

2002
First Quarter	2.85	1.94
Second Quarter	2.94	2.00
Third Quarter	1.99	1.55
Fourth Quarter	2.00	1.20

2003
First Quarter	2.14	1.55
Second Quarter through April 14, 2003	1.65	1.60

Dividends

Professional Staff has not paid any dividends with respect to the subject securities within the past two years.

Prior Public Offerings

None of Ohsea, which was incorporated under the laws of England and Wales on July 24, 2002,  CS Services, which was incorporated under the laws of Belize on November 14, 2002, or Professional Staff has during the past three years made an underwritten public offering for cash or an offering exempt from U.S. registration under Regulation A.

INFORMATION CONCERNING OHSEA AND ITS AFFILIATES

Name, Address and Telephone

The registered office of Ohsea is at Marine Court, The Parade, Cowes, Isle of Wight P031 7QJ, England. The telephone number of Ohsea is +44 (0) 1983 282 925 (if calling from the United States, dial 011-44-1983-282 925). Ohsea currently has no executive officers. The directors of Ohsea are Andrew S. Wilson and Stewart A. Harris, each of whose business address is Marine Court, The Parade, Cowes, Isle of Wight P031 7QJ, England and whose business telephone number is +44 (0) 1983 282 925 (if calling from the United States, dial 011-44-1983-282 925).

Ohsea, a private limited company organized under the laws of England and Wales, is wholly owned by CS Services, a company organized under the laws of Belize. The principal business address of CS Services is 60 Market Square, Belize City, Belize. CS Services currently has no executive officers. The directors of CS Services are Northtown Limited and Southtown Limited, companies organized under the laws of the British Virgin Islands, both of whose business address is 60 Market Square, Belize City, Belize and whose business telephone number is +501-227-2567.

CS Services is beneficially owned by Lord Ashcroft, 48% through Aspen International Development Inc. (“Aspen”), a company organized under the laws of the British Virgin Islands. Lord Ashcroft’s business address is at 60 Market Square, Belize City, Belize, and his business telephone number is +501-227-2390 (if calling from the United States, dial 011-501-227-2390). Aspen’s sole director is Northtown Limited, its business address is Craigmuir Chamber, Road Town, Tortola, British Virgin Islands, and its business telephone number is +501-227-2567 (if calling from the United States, dial 011-501-227-2567). Aspen currently has no executive officers.

Andrew R. Dixey and Benjamin P. Blackden, each of whom will, through their respective interests in Ohsea, beneficially own an equity interest in Professional Staff following effectiveness of the Scheme, have a business address of Professional Staff plc, Buckland House, Waterside Drive, Langley Business Park, Slough, Berkshire SL3 6EZ, England, and a business telephone number of +44 (0) 1753 580 540 (if calling from the United States, dial 011-44-1753-580 540).

Business and Background of Entities

Ohsea was incorporated for the purpose of implementing the proposed transactions comprising the Scheme in the manner described in this Transaction Statement. The principal business of CS Services is holding its interests in and purchasing interests in Professional Staff and Ohsea. The principal business of Aspen is the holding of investments. Aspen, which is not required to produce financial statements in the British Virgin Islands, holds approximately 48% of the outstanding shares in CS Services. None of CS Services, Ohsea or Aspen (or the directors thereof) has been convicted in a criminal proceeding during the past five years, nor has any of CS Services, Ohsea or Aspen (or the directors thereof) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining either or both from future violations of, or prohibiting activities subject to, federal or state securities laws, or in a finding of any violation of federal or state securities laws.

Business and Background of Natural Persons

Lord Ashcroft, KCMG – Chairman of Carlisle Holdings Limited since 1987 and Chief Executive Officer since August 1, 2001. Chairman of the Michael A. Ashcroft Foundation. Formerly Chairman and Chief Executive Officer of ADT Limited (1977 to 1997), now known as Tyco International Ltd., a company listed on the New York Stock Exchange. Also formerly a non-executive director of Tyco International Ltd. Chairman of Trustees for a number of UK charities—Crimestoppers Trust, Industry in Education, 2nd Prospect Education (Technology) Trust. He was Belize’s Permanent Representative to the United Nations from December 1998 until April 2000. Former Treasurer of the Conservative and Unionist Party in the United Kingdom. In March 2000, he was appointed as a life peer in the British House of Lords and in June 2000 he was awarded a Knighthood (KCMG - Knight Commander of the Order of St. Michael and St. George) for public service to the community and country of Belize. Lord Ashcroft is a British and a Belizean citizen. Lord Ashcroft has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has he been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or in a finding of any violation of federal or state securities laws.

Andrew S. Wilson – A director of Ohsea, has also been Chairman of Southern Cross Healthcare Holdings Limited, whose address is Unit 2G, First Floor, Enterprise House, Valley Street, North Darlington, County Durham, England DL1 1GY, since August 2002. Non-Executive Director of London Town plc since April 2002. Non-Executive Director of Watford Leisure Holdings plc since December 2002. Director of Capio UK Holdings Limited and Capio Sante SA since October 2001. Senior Vice-President of Capio AB since 2001. Director of Specialised Risk Management (Holdings) Limited since October 2001. While Mr. Wilson was an Operating Director of Westminster Healthcare Holdings Limited from 1996 through 1999, he was a director of several affiliated companies. Mr. Wilson is a British citizen and also holds New Zealand citizenship. Mr. Wilson has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has he been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or in a finding of any violation of federal or state securities laws.

Stewart A. Harris – A director of Ohsea, is also a Fellow of the Institute of Chartered Accountants in England and Wales. Left professional practice after 22 years of experience in 1992 and held a number of finance positions within the services sector. Became a self-employed consultant in 1998. Mr. Harris is a British citizen. Mr. Harris has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has he been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or in a finding of any violation of federal or state securities laws.

Andrew R. Dixey – Andrew Dixey was appointed to the Board of Professional Staff as Chief Executive Officer in November 2000. Prior to that from February 1996 until February 2000 Mr. Dixey was President, Chief Operating Officer and a director of the Titanium Metals Corporation (NYSE-TIE) the world’s largest integrated producer of titanium metal. During 1995 Mr. Dixey was Managing Director of IMI Titanium Limited, where he had responsibility for the world-wide titanium interests of IMI plc. Mr. Dixey was also a director of the Special Metals Company (NASDAQ-SMCX) the largest producer world-wide of high performance nickel alloys. Earlier in his career, and prior to joining the metals industry, Mr. Dixey held various senior executive positions in the GKN plc Group of Companies, a global manufacturer of automotive components. Mr. Dixey graduated from the University of Aston in Birmingham, England with an honours degree in Mechanical Engineering. Mr. Dixey is Chairman of the Company’s Health and Safety Committee and a member of the Compliance and Nominations Committees. Mr. Dixey is a British citizen. Mr. Dixey has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has he been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or in a finding of any violation of federal or state securities laws.

Benjamin P. Blackden – Ben Blackden was co-founder of Professional Staff in 1990 and its first Managing Director. He was appointed Chairman in January 1999. Prior to joining Professional Staff Mr. Blackden was President from December 1985 until April 1988 of a New Jersey-based subsidiary of Fisons Instruments, a scientific instrument manufacturer, and then from October 1988 until February 1990 Director of P-E International’s Temporary Executive Service, a provider of interim management in the United Kingdom. He previously held director level appointments in Human Resources at Fisons Scientific Equipment and Avdel Ltd., following an earlier career with General Electric Company (now Marconi) and graduating from Durham University. Mr. Blackden is Chairman of the Company’s Nominations Committee and a member of the Health and Safety Committee. Mr. Blackden is a British citizen. Mr. Blackden has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has he been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or in a finding of any violation of federal or state securities laws.

Jerry C. Benjamin – Jerry Benjamin was a Non-Executive Director of Professional Staff from its founding until October 1997, and was re-appointed to the Board in February 1998. Mr. Benjamin is also General Partner of Advent Venture Partners, which he joined in September 1988 and where he is responsible for investments in the health care and biotechnology sectors. The business address of Advent Venture Partners is 25 Buckingham Gate, London SW1E 6LD. From 1965 to 1988, Mr. Benjamin held a variety of executive positions in Monsanto’s chemical and health care businesses, more recently as Director of Corporate Venture Capital. Mr. Benjamin is a US citizen. Mr. Benjamin has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has he been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or in a finding of any violation of federal or state securities laws.

Dr. John C. Maynard – John Maynard, who holds the Order of the British Empire (OBE), was appointed a Non-Executive Director of Professional Staff, in January 1996. Dr. Maynard’s business address is care of Professional Staff. Dr. Maynard had a distinguished career at Amersham International (now Nycomed

Amersham) where he served as Director of Inorganic Research and Radiopharmaceuticals, Group Research & Development and Operations Director and subsequently, Chief Executive, Health Care Division. He retired from Amersham International in December 1996. Dr. Maynard is a British citizen. Dr. Maynard has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has he been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or in a finding of any violation of federal or state securities laws.

Thomas I. Unterberg – Thomas Unterberg was appointed a Non-Executive Director of Professional Staff in June 2001. He is Chairman of CEUT, an investment banking and research firm headquartered in New York. CEUT has been a paid advisor to Professional Staff from time to time since 1996, and on February 26, 2003 was retained by the Special Committee as a financial advisor to render a fairness opinion. Mr. Unterberg’s business address is care of CEUT, 350 Madison Avenue, New York, New York 10017. Mr. Unterberg is an American citizen. Mr. Unterberg has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has he been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or in a finding of any violation of federal or state securities laws.

FINANCING FOR THE GOING PRIVATE TRANSACTION

Source of Funds

Ohsea will borrow up to U.S.$14,000,000 from GMAC Commercial Finance plc (“GMAC”) under an English law-governed bridge facility agreement as referred to in “Borrowed Funds” below. Amounts borrowed under this agreement may be used to finance the acquisition of shares in the capital of Professional Staff to be cancelled under the Scheme or to be acquired by Ohsea for cash, together with the costs of the Scheme.

Conditions

The availability of the funds to be drawn under the bridge facility agreement is subject to the provision by Ohsea to GMAC, among other things, of a security agreement by Ohsea in favor of GMAC creating a first security interest under U.K. Law (called a “first fixed and floating charge”) over: (i) all shares held by Ohsea now or in the future; (ii) all benefits in respect of an insurance policy; (iii) all beneficial interest in any pension fund; (iv) its goodwill; (v) its uncalled capital; and (vi) all its other assets (the “Security Agreement”)), which will be executed prior to the Scheme being launched, together with the following conditions precedent which must be provided to GMAC prior to drawdown of funds under the GMAC bridge facility:

(i)	a copy of the registration of the Scheme from the Register of Companies; and

(ii)	a certified copy of the Order of the High Court of Justice of England and Wales sanctioning the Scheme.

Certain provisions that would be customary in English law facility agreements, to enable the lender to suspend drawings and accelerate repayment, are not effective in the bridge facility agreement until the funds required for the Scheme are made available. However, the bridge facility documentation will allow GMAC to refuse to lend in the event of, among other things:

(i)	a major breach by Ohsea (which is limited to Ohsea amending or waiving conditions of the Scheme);

(ii)	a major default by Ohsea, which is limited to:

(A)	non-payment of GMAC’s fees;

(B)	breach of any other obligations (but only insofar as these other obligations relate to a major breach);

(C)	misrepresentation by Ohsea, but only insofar as it relates to a major representation (which is limited to representations on the status of Ohsea; powers and authority of Ohsea to enter into, among others, the bridge facility agreement, the legal validity of, among others, the bridge facility agreement, and others);

(D)	any insolvency event or insolvency proceedings relating to Ohsea; and

(E)	the effectiveness of the bridge facility agreement and security agreement.

Once the funds are made available, GMAC can rely on events of default to accelerate repayment.

Ohsea has not made any alternative financing arrangements or alternative financing plans in the event the financing from GMAC is not made available.

Borrowed Funds

As stated above under “Source of Funds,” Ohsea will borrow money to pay for these transactions under a U.S.$14,000,000 bridge facility agreement between Ohsea as borrower and GMAC as lender (the “Facility Agreement”).

Under the Facility Agreement Ohsea may make only one drawdown, which Ohsea must repay in full on the date that is 90 days after the effective date of the Scheme. It is intended that such repayment be made from cash resources of Professional Staff and its subsidiaries and an invoice discounted-based refinancing facility which is intended to be made available by GMAC and GMAC Commercial Finance LLC, which will incorporate a multi-currency receivables financing facility. Under this arrangement certain subsidiaries of Ohsea may borrow against their receivables. Loans so advanced would be limited to an agreed percentage of the value of the receivables. Ohsea has the right to prepay without penalty or premium the loan outstanding under the Facility Agreement, in whole or in part, on giving GMAC two business days notice.

Interest is payable on the outstanding balance under the Facility Agreement in arrears on a quarterly basis at the annual rate of the aggregate of LIBOR plus 3.25%. A closing fee of £31,250 (which at the exchange rate in effect on April 14, 2003 was equal to approximately $49,063) is payable within two business days of signing the Facility Agreement. A utilization fee of £93,750 (which at the exchange rate in effect on April 14, 2003 was equal to approximately $147,188) is payable on the utilization date. A further conditional fee of £10,000 (which at the exchange rate in effect on April 14, 2003 was equal to approximately $15,700) per month, or part thereof, will be payable in the event that the Scheme does not become effective within four months from the date of the Facility Agreement.

The Facility Agreement contains certain warranties by Ohsea that are to be reaffirmed at drawdown and on the first day of each quarterly interest period.

Ohsea has also given certain covenants in respect of the future conduct of the business of itself and Professional Staff and its subsidiaries, including covenants as to the termination of quotation and de-registration of Professional Staff equity securities and general covenants limiting the amount of security that may be created by Ohsea or its subsidiaries over their respective assets.

These facilities would be sought for the operating subsidiaries of Professional Staff. At the option of Ohsea and subject to compliance with the conditions of these facilitates and their availability, it is possible that funds drawn under these refinancing facilities will be used to fund the proposed transactions to be effected pursuant to the Scheme. It is therefore possible that no amounts will ultimately be drawn down under the Facility Agreement.

ADDITIONAL INFORMATION

Purchases of Ordinary Shares or ADSs During Past Two Years

Lord Ashcroft, KCMG – Between March 12, 2001 and June 28, 2001, Lord Ashcroft, whose relationship to Ohsea is described further in “Information Concerning Professional Staff” above, purchased an aggregate of 256,400 ADSs at prices ranging from $4.15 to $5.50 per ADS for himself and Aspen. The average purchase price per ADS was $5.68 for the first calendar quarter of 2001 (which includes purchases prior to April, 2001, the date after which disclosure of transactions is required) and $4.64 for the second calendar quarter of 2001. Lord Ashcroft engaged in no other transactions involving the ADSs during the past two years. On November 14, 2002, ownership of all of the ADSs directly and indirectly beneficially owned by Lord Ashcroft was transferred to CS Services Limited, of which Ohsea is a wholly-owned subsidiary. In consideration for this transfer, Lord Ashcroft became the beneficial owner of all of CS Services’ outstanding share capital. In transactions on March 12 and March 31, 2003, the ADSs of which CS Services was the beneficial owner were exchanged for Ordinary Shares in accordance with the provisions of Professional Staff’s ADSs. Other than the issuance of CS Services’ shares and the payment of the ADS Fee in connection with the ADS cancellations, no payments were made in connection with these transactions.

Andrew R. Dixey – On November 13, 2001, Mr. Dixey, whose relationship to Ohsea is described further in “Information Concerning Professional Staff” above, purchased 20,000 ADSs at a price of $2.06 per ADS. On March 24, 2003, Mr. Dixey exchanged his entire holding of ADSs for Ordinary Shares in accordance with the provisions governing Professional Staff’s ADSs. Other than payment of the ADS Fee in connection with the ADS cancellations, no payments were made in connection with these transactions. Mr. Dixey engaged in no other transactions involving the ADSs during the past two years.

Benjamin P. Blackden – On March 24, 2003, Mr. Blackden, whose relationship to Ohsea is described further in “Information Concerning Professional Staff” above, exchanged 801,500 of the ADSs controlled by him, his family members and his related trusts for Ordinary Shares in accordance with the provisions governing Professional Staff’s ADSs. Other than payment of the ADS Fee in connection with the ADS cancellations, no payments were made in connection with these transactions. Mr. Blackden engaged in no other transactions involving ADSs during the past two years.

Current Ownership of Ordinary Shares or ADSs by Filing Persons and if Corporations, by Their Directors (as of April 11, 2003)

Name of Security Holder	Aggregate Number of Ordinary Shares or ADSs Beneficially Held	Percentage of Outstanding Ordinary Shares and ADSs
Lord Ashcroft, KCMG[1]	1,621,900	18.5%
CS Services Limited[2]	1,621,900	18.5%
Benjamin P. Blackden	879,170[4]	9.93%
T.I. Unterberg[5]	62,550	**
Andrew R. Dixey	69,000[3]	**
J.C. Maynard	2,000	**
Ohsea Holdings Limited	1	**
Jerry Benjamin	—	0[6]
Andrew Wilson	—	0
Stewart A. Harris	—	0

**	Less than 1 percent

[1]	Includes shares held through indirect beneficial ownership of CS Services, including the one Ordinary Share held by Ohsea.

[2]	Controlled by Lord Ashcroft, KCMG. Includes the one Ordinary Share held by Ohsea. See “Information Concerning Ohsea and its Affiliates”.

[3]	Excludes options to purchase 340,000 Ordinary Shares which are not by their terms presently exercisable nor scheduled to become exercisable within 60 days, but which will, if the Scheme is consummated, vest and become exercisable.

[4]	Includes options to purchase 75,000 Ordinary Shares which are immediately exercisable.

[5]	The 62,550 ADSs beneficially held by Mr. Unterberg include 40,000 ADSs held by him personally, 750 ADSs held by his wife and 21,800 ADSs held in his 401k account. This amount excludes 21,000 ADSs held in the aggregate by five trusts for the benefit of Mr. Unterberg’s grandchildren. Mr. Unterberg is not the trustee of these trusts.

[6]	Excludes options to purchase 30,000 Ordinary Shares which are not by their terms presently exercisable nor scheduled to become exercisable within 60 days, but which will, if the Scheme is consummated, vest and become exercisable.

As of April 11, 2003, CEUT held (i) 600,000 ADSs in investment accounts owned by CEUT, (ii) 100,000 ADSs held by C.E. Unterberg, Towbin Capital Partners I, L.P., (iii) 371,455 ADSs in market making accounts, (iv) 50,000 ADSs in the account of a charitable foundation for which Mr. Unterberg acts as trustee and (v) 50 ADSs held in accounts of employees of CEUT (other than those disclosed in the table above).

Agreements Involving Professional Staff’s Securities; Intent to Vote

Under a Shareholders’ Agreement relating to Ohsea dated April 14, 2003 between Ohsea, CS Services, Benjamin P. Blackden and Andrew R. Dixey, the parties thereto agreed to regulate certain matters in relation to Ohsea including, among other things, the composition and proceedings of the board of directors, the provision of information to shareholders and the requirement to obtain the consent of a director appointed by the holder(s) of certain Ordinary Shares before certain specified matters may be carried out. Benjamin P. Blackden, Andrew R. Dixey and the other individual managers also gave various covenants in favor of CS Services Limited, Ohsea and its subsidiaries and various warranties in favor of CS Services.

John C. Maynard has irrevocably undertaken to vote in favor of the Scheme in respect of his holding of 2,000 Ordinary Shares, representing less than 1% of the shares eligible to vote at the Court Meeting and less than 1% of the shares eligible to vote at the Extraordinary General Meeting.

Professional Staff believes that Thomas I. Unterberg will vote in favor of the Scheme the 62,550 ADSs held by Mr. Unterberg and his wife as of April 11, 2003. In addition, Professional Staff believes that Mr. Unterberg will cause to be voted in favor of the Scheme the 50,000 Professional Staff ADSs held as of April 11, 2003, by a charitable foundation for which Mr. Unterberg acts as trustee. However, in neither case is Mr. Unterberg bound to take such action.

In addition, Professional Staff believes that CEUT will cause to be voted in favor of the Scheme the 600,000 ADSs held by investment accounts owned by CEUT as of April 11, 2003 and the 100,000 ADSs held by C.E. Unterberg, Towbin Capital Partners I, L.P. as of April 11, 2003. However, CEUT is not bound to take such action.

Ed Shea, a holder of ADSs, has also irrevocably undertaken to instruct the Depositary to vote in favor of the Scheme in respect of his holding of 942,500 ADSs, representing approximately 15% of the shares eligible to vote at the Court Meeting and approximately 15% of the shares eligible to vote on the ordinary resolution at the Extraordinary General Meeting and 10.7% of the shares eligible to vote on the special resolution at the Extraordinary General Meeting.

Each of Ohsea, CS Services, Andrew R. Dixey, Benjamin P. Blackden and certain members of their immediate families and related trusts have irrevocably undertaken to be bound by the Scheme, not to vote on the resolution to be passed at the Court Meeting and to vote in favor of the resolutions to be proposed at the Extraordinary General Meeting, excluding the resolution to approve arrangements with Messrs. Dixey and Blackden, which they are prevented by Rule 16 of the U.K. City Code from voting on and on which they have agreed not to vote.

Costs Associated with the Transaction

The fees, costs and expenses currently estimated to be incurred in connection with the Scheme will largely be the responsibility of Ohsea or, if the Scheme is consummated and the bridge facility through which Ohsea is largely financing the Scheme is subsequently refinanced by Professional Staff as currently anticipated, of Professional Staff, and are comprised of the following:

Legal	US$1,485,000
Financial Advisory	US$1,250,000
Printing and Other	US$ 315,000

If the Scheme does not become effective for one of the reasons specified in the break-fee letter described above under “Negotiations Preceding This Going Private Transaction,” Professional Staff will bear the cost of paying Ohsea the break-fee amount. If the Scheme does not become effective for any reason, Professional Staff will bear its portion of the fees, costs and expenses to be incurred in connection with the Scheme, which are approximately $430,000 of the legal fees, costs and expenses set forth above, approximately $560,000 of the financial advisory fees, costs and expenses set forth above and none of the printing and other fees, costs and expenses set forth above.

Availability of Documents

The fairness opinion rendered by CEUT, together with the slides provided by CEUT to the Special Committee, has been filed with the SEC as exhibits to the Schedule 13E-3 to which this Transaction Statement is also being filed as an exhibit, and will also be made available for inspection and copying at the principal executive offices of Professional Staff, Buckland House, Waterside Drive, Langley Business Park, Slough, Berskhire SL3 6EZ, England, during its regular business hours by any interested equity security holder of Professional Staff or any security holder’s representative who has been so designated in writing. A copy of CEUT’s fairness opinion and the slides provided by CEUT to the Special Committee will be transmitted to any interested equity security holder of Professional Staff or any security holder’s representative who has been so designated in writing upon written request and at the expense of the requesting security holder.